Date:  March 1, 2013

To:  All Canadian Securities Regulatory Authorities

Subject:  TALISMAN ENERGY INC.

Dear Sirs:

We advise of the following with respect to the upcoming Meeting of Security Holders for the subject Issuer:

Meeting Type:                                                                                                Annual General Meeting
Record Date for Notice of Meeting:                                                             March 11, 2013
Record Date for Voting (if applicable)                                                         March 11, 2013
Beneficial Ownership Determination Dated:                                               March 11, 2013
Meeting Date:                                                                                                  May 1, 2013
Meeting Location (if available):                                                                    Calgary, AB
Issuer sending proxy related materials directly to NOBO:                        No
Issuer paying for delivery to OBO:                                                              Yes
Annual Financial Statements/MD&A delivery to:                                    Only registered and beneficial holders who opted to receive

Notice and Access (NAA) Requirements:
NAA for Beneficial Holders                                                                          No
Beneficial Holders Stratification Criteria:
Number of share greater than:                                                       n/a
Holder consent type(s):                                                                 n/a
Holding Provinces/Territories                                                       n/a
NAA for Registered Holders:                                                                       No
Registered Holders Stratification Criteria:
Number of share greater than:                                                     n/a
Holder consent type(s):                                                                n/a

Voting Security Details:

Description                                           CUSIP Number                                                      ISIN
COMMON                                            87425E103                                                               CA87425E1034

Sincerely,

Computershare
Agent for TALISMAN ENERGY INC.